FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

Item 1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 1 March 2004.

Item 2.	Press release entitled, “Dealing by Directors - Companies Act 1985 Section 324/329”, dated 2 March 2004.

Item 3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 March 2004.

Item 4.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 8 March 2004.

Item 5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 9 March 2004.

Item 6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 March 2004.

Item 7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 15 March 2004.

Item 8.	Press release entitled, “Publication of Notice of Annual General Meeting 2004”, dated 15 March 2004.

Item 9.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 March 2004.

Item 10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 March 2004.

Item 11.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 March 2004.

Item 12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 22 March 2004.

Item 13.	Press release entitled, “AstraZeneca Does Not Recommend or Endorse Unsolicited “Mini-Tender” Offer”, dated 22 March 2004.

Item 14.	Press release entitled, “Dealing by Directors – Companies Act 1985 Sections 324/329”, dated 29 March 2004.

Item 15.	Press release entitled, “AstraZeneca First Quarter Results 2004”, dated 28 April 2004.

Item 16.	Press release entitled, “AstraZeneca PLC – Annual General Meeting : 29 April 2004”, dated 29 April 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 07 May 2004	By: /s/ G H R Musker

Name: G H R Musker
Title: Company Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 February 2004, it purchased for cancellation 550,000 ordinary shares of AstraZeneca PLC at a price of 2567 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,684,328,009.

G H R Musker
Company Secretary
1 March 2004

Item 2

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTION 324/329

WE HEREBY INFORM YOU THAT, WITH EFFECT FROM 28 FEBRUARY 2004, MARCUS WALLENBERG, A DIRECTOR OF THE COMPANY, IS NO LONGER DEEMED TO HAVE AN INTEREST IN THE ASTRAZENECA SHARES HELD IN THE NAME OF ONE OF HIS CHILDREN WHO, ON 28 FEBRUARY 2004, ATTAINED THE AGE OF EIGHTEEN YEARS. CONSEQUENTLY, MR WALLENBERG'S INTEREST IN ASTRAZENECA PLC ORDINARY SHARES OF USD0.25 EACH HAS REDUCED TO 70,882 SHARES, WHICH REPRESENTS APPROXIMATELY 0.004 PER CENT OF THE NUMBER OF SHARES CURRENTLY IN ISSUE.

G H R MUSKER
COMPANY SECRETARY

2 MARCH 2004

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 3 March 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2614 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,683,940,090.

G H R Musker
Company Secretary
4 March 2004

Item 4

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 March 2004, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2662 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,683,641,474.

G H R Musker
Company Secretary
8 March 2004

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 8 March 2004, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2662 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,683,364,962.

G H R Musker
Company Secretary
9 March 2004

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 11 March 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2684 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,683,107,030.

G H R Musker
Company Secretary
12 March 2004

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 12 March 2004, it purchased for cancellation 300,000 ordinary shares of AstraZeneca PLC at a price of 2666 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,682,817,030.

G H R Musker
Company Secretary
15 March 2004

Item 8

PUBLICATION OF NOTICE OF ANNUAL GENERAL MEETING 2004

AstraZeneca PLC announced today the publication of its Notice of Annual General Meeting for 2004 together with a letter from the Chairman, Shareholders’ Circular and Proxy Form. The date of the AGM is 29 April 2004. Copies are being dispatched to shareholders from today.

G H R Musker
Company Secretary
15 March 2004

Item 9

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 16 March 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2671 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,682,419,530.

G H R Musker
Company Secretary
17 March 2004

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 March 2004, it purchased for cancellation 400,000 ordinary shares of AstraZeneca PLC at a price of 2651 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,682,019,530.

G H R Musker
Company Secretary
18 March 2004

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 March 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2621 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,681,419,530.

G H R Musker
Company Secretary
19 March 2004

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 March 2004, it purchased for cancellation 600,000 ordinary shares of AstraZeneca PLC at a price of 2614 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,680,820,530.

G H R Musker
Company Secretary
22 March 2004

Item 13

AstraZeneca Does Not Recommend or Endorse
Unsolicited “Mini-Tender” Offer

AstraZeneca PLC announced today that it has received notification of an unsolicited “mini-tender” offer to its holders of American Depositary Shares (ADSs) by TRC Capital Corporation of Toronto, Canada. The offer documentation indicates that TRC Capital offers to purchase up to 2,000,000 Ordinary Shares represented by ADSs, or approximately 0.12% of the outstanding Ordinary Shares, at a price of $48.00 per ADS in cash.

AstraZeneca does not in any way recommend or endorse the TRC Capital offer and cautions its shareholders to consider the terms of the offer carefully before taking any action. Shareholders are advised that TRC Capital has reserved the right to delay payment for ADSs tendered, to withdraw its offer at any time and to amend its offer in any respect. TRC Capital may also decline to purchase ADSs tendered if any one of numerous conditions is not satisfied including receipt by TRC Capital, on terms satisfactory to TRC Capital, of financing necessary to complete the offer or if there is any change in the market price of the AstraZeneca ADSs .

TRC Capital over the past several years has made numerous “mini-tender” offers for other companies’ shares. Neither AstraZeneca nor any of its directors or officers is affiliated with TRC Capital.

“Mini-tender” offers are offers to purchase less than five percent of a company’s outstanding shares, thereby avoiding many of the filing, disclosure and procedural requirements of the United States Securities and Exchange Commission (SEC). The SEC has issued an investor alert regarding “mini-tender” offers, which can be found on its website at http://www.sec.gov./investor/pubs/minitend.htm. AstraZeneca advises shareholders to obtain current market quotations for their ADSs, to consult with their investment advisors and to exercise caution with respect to this “mini-tender” offer.

AstraZeneca shareholders who have already tendered their ADSs are advised that they may withdraw their shares by providing the written notice described in the TRC Capital offer documentation prior to midnight, New York City time, on April 6, 2004.

AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the top five pharmaceutical companies in the world with healthcare sales of over $18.8 billion and leading positions in sales of gastrointestinal, oncology, cardiovascular, neuroscience and respiratory products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global and European) as well as the FTSE4Good Index.

22 March 2004

Investor Enquiries:
Mina Blair-Robinson	+44 (0)20 7304 5084
Jonathan Hunt	+44 (0)20 7304 5087

Media Enquiries:
Steve Brown	+44 (0)20 7304 5033
Edel McCaffrey	+44 (0)20 7304 5034

Item 14

DEALING BY DIRECTORS
COMPANIES ACT 1985 SECTIONS 324/329

WE HEREBY INFORM YOU THAT ON 26 MARCH 2004 THE FOLLOWING DIRECTORS OF ASTRAZENECA PLC WERE GRANTED OPTIONS UNDER THE ASTRAZENECA SHARE OPTION PLAN. THE OPTIONS ARE EXERCISABLE OVER THE COMPANY'S USD0.25 ORDINARY SHARES.

NAME OF DIRECTOR	NUMBER OF SHARES OVER WHICH OPTION IS GRANTED	EXERCISE PRICE PER SHARE	PERIOD WHEN EXERCISABLE	TOTAL NUMBER OF SHARES UNDER OPTION

T F W MCKILLOP	118,622	2529p	26.3.07-25.3.14	571,864
J R SYMONDS	44,049	2529p	26.3.07-25.3.14	252,437

G H R Musker
Company Secretary
29 March 2004

Item 15

AstraZeneca First Quarter Results 2004

Tomorrow, Thursday, 29 April 2004, AstraZeneca will release first quarter results 2004 at 10:00BST.

There will be an analyst teleconference at 14:30BST for which the numbers are: UK: 0800 279 9640, for Europe: +44 (0)207 019 9504 and for the US: 866 850 2201 . These numbers, and details of the replay facility available through 09:00BST Monday, 10 May 2004, are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com.

Item 16

ASTRAZENECA PLC

ANNUAL GENERAL MEETING : 29 APRIL 2004

AstraZeneca PLC announced the results of the voting at its Annual General Meeting today. As proposed in the Notice of AGM, all Resolutions were decided by poll vote.

Resolution 1: Ordinary Resolution to receive the Director’s Report and Accounts for the year ended 31 December 2003:

VOTES FOR:          829,640,440 (98.32%)

VOTES AGAINST: 14,171,054 (1.68%)

The Resolution was passed as an Ordinary Resolution.

Resolution 2: Ordinary Resolution to confirm dividends:

VOTES FOR:          884,508,679 (99.99%)

VOTES AGAINST: 81,108 (0.01%)

The Resolution was passed as an Ordinary Resolution.

Resolution 3: Ordinary Resolution to re-appoint KPMG Audit Plc, London as Auditor:

VOTES FOR:          872,058,540 (99.52%)

VOTES AGAINST: 4,204,888 (0.48%)

The Resolution was passed as an Ordinary Resolution.

Resolution 4: Ordinary Resolution to authorise the Directors to agree the remuneration of the Auditor:

VOTES FOR:          880,930,461 (99.59%)

VOTES AGAINST: 3,643,172 (0.41%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(a): Ordinary Resolution to re-elect Percy Barnevik as a Director:

VOTES FOR:          797,465,405 (95.66%)

VOTES AGAINST: 36,182,321 (4.34%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(b): Ordinary Resolution to re-elect Håkan Mogren as a Director:

VOTES FOR:          789,307,919 (95.41%)

VOTES AGAINST: 37,935,039 (4.59%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(c): Ordinary Resolution to re-elect Sir Tom McKillop as a Director:

VOTES FOR:          856,483,071 (97.91%)

VOTES AGAINST: 18,309,231 (2.09%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(d): Ordinary Resolution to re-elect Jonathan Symonds as a Director:

VOTES FOR:          856,533,286 (97.91%)

VOTES AGAINST: 18,259,095 (2.09%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(e): Ordinary Resolution to re-elect Sir Peter Bonfield as a Director:

VOTES FOR:          817,809,389 (95.94%)

VOTES AGAINST: 34,640,486 (4.06%)

The Resolution was passed as an Ordinary Resolution.

Item 5(f): Ordinary Resolution to re-elect John Buchanan as a Director:

VOTES FOR:          867,135,898 (98.05%)

VOTES AGAINST: 17,250,175 (1.95%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(g): Ordinary Resolution to re-elect Jane Henney as a Director:

VOTES FOR:          867,468,230 (98.09%)

VOTES AGAINST: 16,907,460 (1.91%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(h): Ordinary Resolution to elect Michele Hooper as a Director:

VOTES FOR:          867,461,381 (98.00%)

VOTES AGAINST: 17,664,634 (2.00%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(i): Ordinary Resolution to elect Joe Jimenez as a Director:

VOTES FOR:          845,473,947 (98.01%)

VOTES AGAINST: 17,156,334 (1.99%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(j): Ordinary Resolution to re-elect Erna Möller as a Director:

VOTES FOR:          852,539,050 (96.41%)

VOTES AGAINST: 31,790,163 (3.59%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(k): Ordinary Resolution to re-elect Dame Bridget Ogilvie as a Director:

VOTES FOR:          867,293,853 (98.07%)

VOTES AGAINST: 17,086,078 (1.93%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(l): Ordinary Resolution to elect Louis Schweitzer as a Director:

VOTES FOR:          843,853,944 (97.88%)

VOTES AGAINST: 18,306,050 (2.12%)

The Resolution was passed as an Ordinary Resolution.

Resolution 5(m): Ordinary Resolution to re-elect Marcus Wallenberg as a Director:

VOTES FOR:          774,061,117 (93.90%)

VOTES AGAINST: 50,241,871 (6.10%)

The Resolution was passed as an Ordinary Resolution.

Resolution 6: Ordinary Resolution to approve the Directors’ Remuneration Report for the year ended 31 December 2003:

VOTES FOR:          781,624,629 (91.80%)

VOTES AGAINST: 69,824,360 (8.20%)

The Resolution was passed as an Ordinary Resolution.

Resolution 7: Special Resolution to adopt new Articles of Association:

VOTES FOR:          883,498,754 (99.89%)

VOTES AGAINST: 988,731 (0.11%)

The Resolution was passed as a Special Resolution.

Resolution 8: Ordinary Resolution to authorise limited EU political donations:

VOTES FOR:          816,627,944 (97.91%)

VOTES AGAINST: 17,418,319 (2.09%)

The Resolution was passed as an Ordinary Resolution.

Resolution 9: Ordinary Resolution to authorise the Directors to allot unissued shares:

VOTES FOR:          879,485,783 (99.43%)

VOTES AGAINST: 5,002,003 (0.57%)

The Resolution was passed as an Ordinary Resolution.

Resolution 10: Special Resolution to authorise the Directors to disapply pre-emption rights:

VOTES FOR:          875,245,150 (98.61%)

VOTES AGAINST: 12,344,074 (1.39%)

The Resolution was passed as a Special Resolution.

Resolution 11: Special Resolution to authorise the Company to purchase its own shares:

VOTES FOR:          883,907,358 (99.93%)

VOTES AGAINST: 658,206 (0.07%)

The Resolution was passed as a Special Resolution.

Resolution 12: Special Resolution to authorise increase of cap on Non-Executive Directors’ remuneration:

VOTES FOR:          879,907,133 (99.50%)

VOTES AGAINST: 4,429,382 (0.50%)

The Resolution was passed as a Special Resolution.

G H R Musker
Company Secretary
29 April 2004